Exhibit 99.1

The Stars Group Reports Third Quarter 2019 Results

TORONTO, November 7, 2019 - The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today reported its financial results for the third quarter ended September 30, 2019 and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“Our third quarter results were robust and in-line with our expectations, supported by strong revenue growth in our United Kingdom and Australia segments, which helped offset both the ongoing disruption in certain of our lower-priority international markets and continued foreign exchange headwinds across the business,” said Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We have also made rapid progress in the U.S. following our landmark FOX Sports deal in May, with the launch of our FOX Bet products at the start of the professional football season in New Jersey and Pennsylvania, and some very encouraging early signs from our FOX Sports Super 6 nationwide free-to-play games.”

“Our highly cash generative business model also enabled us to reduce our net debt by over $100 million in the quarter and prepay yet another $100 million in October, bringing our total prepayments since the beginning of the year to over $450 million and around $600 million since July 2018,” added Mr. Ashkenazi.

“Shortly after quarter end we also announced an agreement to combine with Flutter to create a global leader in online betting and gaming, and we are working diligently to bring the proposed combination to closing,” continued Mr. Ashkenazi. “We remain excited about the opportunities in front of us as the combination will enhance and accelerate each company’s growth strategy by providing a diverse portfolio of leading brands and complementary best-in-class products with a broad geographic reach.”

“Ahead of closing, we remain highly focused on our key strategic priorities of integration, execution and debt reduction. Not only have we largely completed the integration of Sky Betting & Gaming, but we currently expect to exit 2019 with a run-rate of the full $100 million of expected cost synergies and are beginning to execute on our plans for revenue upside through Sky Bet in Italy and Germany and our developing U.K. ecosystem,” concluded Mr. Ashkenazi.

Third Quarter 2019 Summary

Consolidated

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except percentages and per share amounts)	2019	2018	% Change	2019	2018	% Change
Total revenue	622,484	571,983	8.8%	1,840,486	1,376,386	33.7%
Total Constant Currency Revenue	652,788	571,983	14.1%
Gross profit (excluding depreciation and amortization)	456,459	442,757	3.1%	1,337,915	1,083,259	23.5%
Operating income	16,334	71,201	(77.1)%	171,826	186,132	(7.7)%
Net (loss) earnings	(51,715)	9,730	(631.5)%	(19,428)	(70,733)	72.5%
Adjusted Net Earnings¹	145,340	119,500	21.6%	388,409	389,285	(0.2)%
Adjusted EBITDA¹	239,924	198,252	21.0%	672,013	541,545	24.1%
Adjusted EBITDA Margin¹	38.5%	34.7%	11.2%	36.5%	39.3%	(7.2)%
Diluted (loss) earnings per Common Share ($/Share)	(0.18)	0.06	(417.4)%	(0.07)	(0.34)	80.6%
Adjusted Diluted Net Earnings per Share ($/Share)¹	0.50	0.45	12.6%	1.37	1.67	(18.1)%

Net cash inflows from operating activities	196,892	73,227	168.9%	480,485	369,307	30.1%
Free Cash Flow¹	70,151	(26,723)	362.5%	117,458	140,392	(16.3)%

As at	September 30, 2019	December 31, 2018	% Change
Long-term debt - principal	5,146,126	5,666,075	(9.2)%
Long-term debt - carrying value	5,044,219	5,446,958	(7.4)%
Cash - operational	405,776	392,853	3.3%
_____________________________

[1]
Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue - Revenue for the quarter increased primarily as a result of revenue growth within the United Kingdom and Australia segments, which were largely driven by strong underlying trends in customer activity and revenues across the segments, as well as a year-over-year increase in Betting Net Win Margin. During the quarter, online sports betting was The Stars Group’s largest product vertical (35.0% versus 27.7% in 2018), followed by online casino (31.3% versus 31.6% in 2018) and online poker (30.9% versus 37.7% in 2018), while 77% of consolidated revenues were derived from locally regulated or taxed markets (72% in 2018). Additional segment specific factors impacting revenue are described below.

•
Debt and Cash - The Stars Group generated Free Cash Flow of $70.2 million in the third quarter of 2019, which was after, among other items, the cash impact of certain adjustments to EBITDA set forth in the Adjusted EBITDA reconciliation below under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. Free Cash Flow was also impacted by the semi-annual interest payment of $35.0 million on the 7% Senior Notes. The Stars Group ended the quarter with approximately $405.8 million in operational cash and $5.0 billion of gross debt on its balance sheet, resulting in Net Debt of $4.6 billion, a reduction of over $100 million from the second quarter of 2019. In October 2019, The Stars Group prepaid an additional $100 million, including accrued and unpaid interest, of its USD first lien term loan using cash on its balance sheet.

•
U.S. Update - In the eight weeks since launch, the FOX Sports Super 6 app had been downloaded more than 820,000 times, had more than 7.5 million total contest entries and has been ranked in the top 20 in the games tab and in the top 10 in the sports section in the Apple App Store. The Stars Group also launched the real-money wagering FOX Bet products in New Jersey and Pennsylvania ahead of the start of the professional football season, both on-time and on-budget, and has seen encouraging week-to-week customer activity levels with the overall performance of the products in-line with its expectations, and is on track to reach its previously disclosed expected loss of approximately $40 million in 2019. Following the end of the quarter, The Stars Group successfully launched PokerStars in Pennsylvania, the first poker product to launch in the state, and FOX Bet announced a multi-year agreement with the MLB to become an authorized gaming operator.

•
Combination with Flutter Entertainment plc - On October 2, 2019, The Stars Group and Flutter announced that they entered into an arrangement agreement providing for an all-share combination at an exchange ratio of 0.2253 and whereby immediately following completion, shareholders of Flutter would own approximately 54.64% and shareholders of The Stars Group would own approximately 45.36% of the share capital of the combined group. Completion of the combination is currently intended to occur during the second or third quarter of 2020, subject to, among other things, shareholder, court and applicable regulatory approvals.

•
Financial Guidance; Earnings Call and Presentation - The Stars Group currently anticipates full-year 2019 financial results to be within the guidance ranges previously announced in its August 12, 2019 earnings release. As a result of the pending combination of The Stars Group and Flutter, The Stars Group will not hold an earnings conference call for the third quarter and intends to suspend its practice of providing forward-looking financial guidance beyond its previously announced full-year financial guidance for 2019. This press release and an accompanying presentation will be available on The Stars Group’s website at www.starsgroup.com. For additional information, see below under “Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information”.

•
Board Observer - In January 2018, The Stars Group entered into an agreement with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which at the time collectively held approximately 17.9% of the outstanding common shares of The Stars Group, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board with the right to become a director upon the satisfaction of certain conditions. Based on publicly available information, The Stars Group understands that Mr. Tang and Discovery Key Investments held less than 1% of the outstanding common shares of The Stars Group as of September 24, 2019 and as such, Mr. Tang no longer has a right to nominate an observer or director to the Board and Mr. Zhang no longer serves as such observer. The previously disclosed terms of the agreement, including as it relates to certain restrictions on Mr. Tang’s purchase of common shares of The Stars Group, remain in effect until after the 2020 annual general meeting of shareholders.

.

International

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	228,251	233,694	(2.3)%	752,786	705,251	6.7%
Betting Net Win Margin (%)	7.9%	9.0%	(11.7)%	7.5%	8.1%	(7.7)%

Revenue
Poker	189,766	212,832	(10.8)%	595,411	675,688	(11.9)%
Poker Constant Currency Revenue	195,727	212,832	(8.0)%	632,413	675,688	(6.4)%
Gaming	109,338	107,602	1.6%	312,546	316,253	(1.2)%
Gaming Constant Currency Revenue	113,375	107,602	5.4%	332,545	316,253	5.2%
Betting	18,139	21,030	(13.7)%	56,472	57,351	(1.5)%
Betting Constant Currency Revenue	19,142	21,030	(9.0)%	59,472	57,351	3.7%
Other	8,225	10,982	(25.1)%	23,524	35,155	(33.1)%
Other Constant Currency Revenue	9,224	10,982	(16.0)%	27,523	35,155	(21.7)%
Total revenue	325,468	352,446	(7.7)%	987,953	1,084,447	(8.9)%
Constant Currency Revenue	337,468	352,446	(4.2)%	1,051,953	1,084,447	(3.0)%

QAUs (millions)	1.9	2.0	(8.5)%
QNY ($/QAU)	170	167	1.6%
Constant Currency Revenue QNY	176	167	5.1%

Gross profit (excluding depreciation and amortization)	256,297	287,522	(10.9)%	765,650	873,444	(12.3)%
Gross profit margin (%)	78.7%	81.6%	(3.5)%	77.5%	80.5%	(3.8)%

General and administrative	118,843	112,837	5.3%	325,077	324,503	0.2%
Sales and marketing¹	41,146	31,912	28.9%	118,291	119,136	(0.7)%
Research and development	8,148	6,808	19.7%	24,037	22,985	4.6%
Operating income	88,160	135,965	(35.2)%	298,245	406,820	(26.7)%

Adjusted EBITDA[2]	167,222	184,292	(9.3)%	469,785	535,166	(12.2)%
Adjusted EBITDA Margin (%)[2]	51.4%	52.3%	(1.7)%	47.6%	49.3%	(3.6)%

Net Deposits (millions)	310	335	(7.6)%
_____________________________
1 Sales and marketing includes $1.1 million and $3.8 million for the three and nine months ended September 30, 2019, respectively, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.
2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue - Revenue decreased year-over-year, primarily as a result of adverse foreign exchange fluctuations and continued disruptions and regulatory headwinds in certain markets due to reduced deposits by customers as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s products, particularly related to casino and poker. In markets that have been impacted by such disruption, which represent lower-priority markets, revenues were 32% lower year-over-year, slightly worse than the trend in each of the first two quarters of the year, with improvements in some markets primarily offset by the closure of PokerStars in Switzerland in July 2019. These markets now represent 14% of revenue for the International segment, from 20% in the prior year period. In the rest of the world, Constant Currency Revenue growth was 3% year-over-year, consistent with the trends in the first half of the year, with strong performance in Italy, where Constant Currency Revenue grew 9% year-over-year despite necessary changes to meet obligations of the advertising restrictions beginning in July.

•
Poker - Revenue for the quarter decreased year-over-year, with Constant Currency Revenue 8.0% lower than the prior year period, primarily as a result of the same factors noted above. Underlying trends in the third quarter were similar to those in the first half of the year, with the primary negative impact being the closure of PokerStars in Switzerland in July 2019, where The Stars Group is working with regulators and its local partner to operate in a newly regulated environment in due course. The Stars Group believes that its new product pipeline and marketing plans for the fourth quarter and into 2020 supports its current expectations for a return to Constant Currency Revenue growth in 2020. Poker remains an important driver of cost-effective customer acquisition, leveraging the awareness and trust of the PokerStars brand to create a large and low-cost customer acquisition channel, supporting our ability to drive revenue growth through cross-selling to the International segments other product offerings. PokerStars also held the World Championship of Online Poker (WCOOP) during the quarter, which paid out a WCOOP record $105 million in prizes over the 20-day tournament series.

•
Gaming - Revenue for the quarter increased year-over-year, primarily as a result of organic growth in most markets, which continues to be driven by the roll-out of new casino games and innovative content, as well as ongoing improvements in cross-selling rates from poker to casino games. Constant Currency Revenue growth in The Stars Group’s rest of the world markets (all markets excluding disrupted markets) was 24%. The growth in gaming revenue was partially offset by the cessation of operations in certain markets since the third quarter of 2018, as well as similar restrictions on some methods of payment processing and adverse foreign exchange fluctuations as described above.

•
Betting - Revenue for the quarter decreased year-over-year as a result of adverse foreign exchange fluctuations and reduced levels of Stakes, driven in part by the cessation of operations in certain markets as well as the positive impact of the FIFA World Cup in the prior year period. The relaunch of Sky Bet in Italy and Germany produced encouraging results with Stakes increasing 22% year-over-year on a local currency basis.

•
Operational excellence - The quarter saw an underlying improvement in operations within the International segment, primarily driven by the implementation of an operational excellence program to optimize the cost base, including a reduction in headcount and the relocation and re-purposing of certain roles, which helped to offset some of the impact of the disrupted markets. For additional information, see below under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•	Customers – QAUs decreased year-over-year, primarily due to reduced activity in certain markets and the closure of certain markets, each as noted above.

United Kingdom

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018 ¹	% Change	2019	2018 ¹	% Change
Stakes	1,376,179	1,221,854	12.6%	4,388,530	1,221,854	259.2%
Betting Net Win Margin (%)	9.4%	7.0%	35.5%	8.0%	7.0%	14.7%

Revenue
Poker	2,851	2,884	(1.1)%	8,855	2,884	207.0%
Poker Constant Currency Revenue	3,014	2,884	4.5%
Gaming	85,219	73,318	16.2%	268,113	73,318	265.7%
Gaming Constant Currency Revenue	90,079	73,318	22.9%
Betting	130,020	85,189	52.6%	350,960	85,189	312.0%
Betting Constant Currency Revenue	137,503	85,189	61.4%
Other[2]	8,869	6,989	26.9%	31,004	6,989	343.6%
Other Constant Currency Revenue	8,847	6,989	26.6%
Total revenue	226,959	168,380	34.8%	658,932	168,380	291.3%
Constant Currency Revenue	239,443	168,380	42.2%

QAUs (millions)	2.0	2.0	(1.1)%
QNY ($/QAU)	112	96	16.4%

Gross profit (excluding depreciation and amortization)	156,885	121,226	29.4%	456,031	121,226	276.2%
Gross profit margin (%)	69.1%	72.0%	(4.0)%	69.2%	72.0%	(3.9)%

General and administrative	103,634	104,487	(0.8)%	320,709	104,487	206.9%
Sales and marketing	34,327	40,224	(14.7)%	99,638	40,224	147.7%
Research and development	3,843	4,940	(22.2)%	11,714	4,940	137.1%
Operating income (loss)	15,081	(28,425)	153.1%	23,970	(28,425)	184.3%

Adjusted EBITDA[3]	77,017	28,153	173.6%	220,289	28,153	682.5%
Adjusted EBITDA Margin (%)[3]	33.9%	16.7%	103.0%	33.4%	16.7%	99.9%
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1 The Stars Group acquired Sky Betting & Gaming on July 10, 2018.
2 Other revenue includes $1.1 million and $3.8 million for the three and nine months ended September 30, 2019, respectively, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment.
3 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue - Revenue for the quarter increased significantly year-over-year, primarily due to a combination of factors including strong operational momentum across the United Kingdom segment’s betting and gaming products and the timing of the acquisition of Sky Betting & Gaming on July 10, 2018. On a constant currency and proforma basis (assuming The Stars Group completed the Sky Betting & Gaming acquisition on July 1, 2018), revenue would have grown approximately 21% year-over-year. This revenue growth was partially offset by negative foreign exchange fluctuations and the benefit of the FIFA World Cup in the prior year period.

•
Betting - Revenue increased year-over-year as a result of increased Stakes and an increase in Betting Net Win Margin. The increase in Stakes was primarily the result of continued improvements to the segment’s products and promotions which drove growth in customer engagement and retention. The Betting Net Win Margin was significantly higher year-over-year at 9.4%, but was broadly in-line with the historical long-term average of approximately 9%.

•
Gaming - Revenue increased year-over-year, benefiting from continued improvements in cross-sell of customers to and from the United Kingdom’s gaming and betting products, as well as the continued roll-out of new and innovative content. In particular,

Sky Bingo Arcade and Sky Lotto, which were both launched during the second quarter, contributed to continued growth during the period.

•
Customers - QAUs were broadly stable year-over-year, and benefited in the quarter from the positive impact of continued improvements in products and promotions, and in particular the successful promotional activity around the start of the English Premier League season. This was primarily offset with the prior year period benefiting substantially from customer activity during the FIFA World Cup.

Australia

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018 ¹	% Change
Stakes	727,464	825,438	(11.9)%	2,224,102	1,693,164	31.4%
Betting Net Win Margin (%)	9.6%	6.3%	52.3%	8.7%	7.4%	18.8%

Revenue
Betting	70,001	52,157	34.2%	194,347	124,559	56.0%
Betting Constant Currency Revenue	74,644	52,157	43.1%
Other	1,156	—	—%	3,054	—	—%
Other Constant Currency Revenue	1,233	—	—%
Total revenue	71,157	52,157	36.4%	197,401	124,559	58.5%
Constant Currency Revenue	75,877	52,157	45.5%

QAUs (millions)	0.21	0.27	(20.5)%
QNY ($/QAU)	326	193	68.8%

Gross profit (excluding depreciation and amortization)	44,377	35,154	26.2%	120,034	89,589	34.0%
Gross profit margin (%)	62.4%	67.4%	(7.5)%	60.8%	71.9%	(15.5)%

General and administrative	25,042	39,954	(37.3)%	79,945	84,561	(5.5)%
Sales and marketing	16,830	21,050	(20.0)%	40,898	37,523	9.0%
Research and development	1,267	114	1,011.4%	3,416	1,098	211.1%
Operating income (loss)	1,238	(25,964)	104.8%	(4,225)	(33,593)	87.4%

Adjusted EBITDA[2]	8,655	(4,755)	282.0%	24,477	7,888	210.3%
Adjusted EBITDA Margin (%)[2]	12.2%	(9.1)%	233.2%	12.4%	6.3%	96.5%
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1 The Stars Group acquired 62% of BetEasy on February 27, 2018 and a further 18% on April 24, 2018, with BetEasy acquiring William Hill Australia on the same day.
2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue - Revenue for the quarter increased year-over-year, primarily as a result of a higher Betting Net Win Margin, partially offset by a decrease in Stakes and adverse foreign exchange fluctuations. The decrease in Stakes was primarily a result of the prior year period benefiting from the FIFA World Cup and above average promotional activity as part of the migration of such customers of the former William Hill Australia business to the BetEasy platform, and the launch of the BetEasy brand, together with an increased focus on high-value, recreational customers through the continued roll-out of MyRewards allowing for targeted, personalized promotions and an optimization of the customer base. The Betting Net Win Margin of 9.6% was above the long-term average of 8.5%, but was significantly higher year-over year, primarily as a result of the increased promotional activity noted above, together with operator-unfavorable sporting results in the prior year period.

•
Customers - QAUs decreased year-over-year, primarily as a result of the migration of customers onto the BetEasy platform which positively impacted the prior year period, together with a continued focus on high-value, recreational customers as noted above.

For additional information regarding The Stars Group’s reporting segments and major lines of operations, please see The Stars Group’s interim condensed consolidated financial statements for the three and nine months ended September 30, 2019 (the “Q3 2019 Financial Statements”), including note 5 therein, and management’s discussion and analysis thereon (the “Q3 2019 MD&A”).

Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information

The Stars Group’s Q3 2019 Financial Statements, Q3 2019 MD&A, this press release and related presentation, and additional information relating to The Stars Group and its business, can be found on or through SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com, as applicable. The financial information presented in this news releases was derived from the Q3 2019 Financial Statements.

In addition to press releases, securities filings and public conference calls and webcasts, as applicable, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts, as applicable. This list may be updated from time to time.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to net (loss) earnings, which is the nearest IFRS measure. For additional information, see “Reconciliations” in the Q3 2019 MD&A.

	Three Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	88,160	15,081	1,238	(156,194)	(51,715)

Income tax expense	—	—	—	(9,785)	(9,785)
Net financing charges	—	—	—	(58,264)	(58,264)
Net loss from associates	—	—	—	—	—

Operating income (loss)	88,160	15,081	1,238	(88,145)	16,334

Depreciation and amortization	38,315	58,287	8,777	211	105,590
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	10,139	10,139
Stock-based compensation	—	—	—	6,049	6,049
Gains from investments	(185)	—	—	—	(185)
Impairment of intangible assets	1	134	—	—	135
Other costs (income)	40,931	3,515	(1,360)	58,776	101,862
Total adjusting items	40,747	3,649	(1,360)	74,964	118,000

Adjusted EBITDA	167,222	77,017	8,655	(12,970)	239,924

	Nine Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	298,245	23,970	(4,225)	(337,418)	(19,428)

Income tax expense	—	—	—	(17,768)	(17,768)
Net financing charges	—	—	—	(173,486)	(173,486)
Net loss from associates	—	—	—	—	—

Operating income (loss)	298,245	23,970	(4,225)	(146,164)	171,826

Depreciation and amortization	115,671	180,104	27,623	567	323,965
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	10,139	10,139
Stock-based compensation	—	—	—	13,511	13,511
(Gains) losses from investments	(715)	44	—	93	(578)
Impairment of intangible assets	12	2,775	—	—	2,787
Other costs	56,572	13,396	1,079	79,316	150,363
Total adjusting items	55,869	16,215	1,079	103,059	176,222

Adjusted EBITDA	469,785	220,289	24,477	(42,538)	672,013

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	135,965	(28,425)	(25,964)	(71,846)	9,730

Income tax recovery	—	—	—	13,189	13,189
Net financing charges	—	—	—	(74,660)	(74,660)

Operating income (loss)	135,965	(28,425)	(25,964)	(10,375)	71,201

Depreciation and amortization	34,398	53,642	10,855	43	98,938
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	1,667	1,667
Stock-based compensation	—	—	—	3,154	3,154
Loss from investments and associates	123	—	—	—	123
Impairment of intangible assets	3,869	—	—	—	3,869
Other costs (income)	9,937	2,936	10,354	(3,927)	19,300
Total adjusting items	13,929	2,936	10,354	894	28,113

Adjusted EBITDA	184,292	28,153	(4,755)	(9,438)	198,252

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	407,888	(28,425)	(33,593)	(416,603)	(70,733)

Income tax recovery	—	—	—	15,438	15,438
Net financing charges	—	—	—	(273,371)	(273,371)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	406,820	(28,425)	(33,593)	(158,670)	186,132

Depreciation and amortization	108,354	53,642	20,723	62	182,781
Add the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	112,485	112,485
Stock-based compensation	—	—	—	8,802	8,802
Loss from investments and associates	370	—	—	—	370
Impairment of intangible assets	4,943	—	—	—	4,943
Other costs	14,679	2,936	20,758	7,659	46,032
Total adjusting items	19,992	2,936	20,758	128,946	172,632

Adjusted EBITDA	535,166	28,153	7,888	(29,662)	541,545

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share amounts)	2019	2018	2019	2018
Net (loss) earnings	(51,715)	9,730	(19,428)	(70,733)
Income tax recovery (expense)	9,785	(13,189)	17,768	(15,438)
Loss before income taxes	(41,930)	(3,459)	(1,660)	(86,171)
Add (deduct) the impact of the following:
Interest accretion	5,574	8,984	27,931	30,064
Loss on debt extinguishment	—	18,521	—	143,497
Re-measurement of contingent consideration	—	5,056	(12,713)	8,753
Re-measurement of embedded derivative	(15,400)	(11,300)	(50,200)	(11,300)
Unrealized foreign exchange loss on financial instruments associated with financing activities	5,811	300	7,151	300
Ineffectiveness on cash flow hedges	2,684	(11,949)	10,248	(11,949)
Acquisition-related costs and deal contingent forwards	10,139	1,667	10,139	112,485
Amortization of acquisition intangibles	84,136	92,107	261,880	154,965
Stock-based compensation	6,049	3,154	13,511	8,802
(Gain) loss from investments and earnings from associates	(185)	123	(578)	(698)
Impairment of intangible assets	135	3,869	2,787	4,943
Other costs	101,862	19,300	150,363	46,032
Adjust for income tax expense	(13,535)	(6,873)	(30,450)	(10,438)
Adjusted Net Earnings	145,340	119,500	388,409	389,285
Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	144,769	119,961	386,179	389,430
Non-controlling interest	571	(461)	2,230	(145)

Diluted Shares	288,759,876	269,526,633	281,853,401	232,640,294
Adjusted Diluted Net Earnings per Share	0.50	0.45	1.37	1.67

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Integration costs of acquired businesses	4,275	17,088	17,197	28,555
Financial (income) expenses	(524)	(5,248)	1,589	(3,199)
Restructuring expenses	22,304	4,486	28,533	6,544
AMF, foreign payments and other investigation and related professional fees	6,803	(888)	16,023	3,771
Lobbying (US and Non-US) and other legal expenses	5,579	4,260	12,141	9,918
Professional fees in connection with non-core activities	8,407	1,423	18,870	1,976
Retention bonuses	—	25	—	259
Loss on disposal of assets	393	—	—	41
Austria gaming duty	—	(3,679)	—	(3,679)
Acquisition of market access rights	22,500	—	22,500	—
Legal settlement	32,500	—	32,500	—
Other	(375)	1,833	1,010	1,846
Other costs	101,862	19,300	150,363	46,032

For additional information and descriptions of certain “Other costs”, see the Q3 2019 MD&A, including under the heading “Reconciliations”.
The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Net cash inflows from operating activities	196,892	73,227	480,485	369,307
Customer deposit liability movement	3,108	1,552	762	(12,349)
	200,000	74,779	481,247	356,958
Capital expenditure:
Additions to deferred development costs	(20,183)	(16,496)	(59,216)	(32,686)
Additions to property and equipment	(7,673)	(9,530)	(15,851)	(18,791)
Additions to intangible assets	(2,816)	(4,426)	(21,321)	(16,268)
Interest paid	(86,028)	(62,113)	(228,313)	(128,391)
Debt servicing cash flows (excluding voluntary prepayments)	(13,149)	(8,937)	(39,088)	(20,430)
Free Cash Flow	70,151	(26,723)	117,458	140,392

The table below presents a reconciliation of Net Debt:

In thousands of U.S. Dollars	As at September 30, 2019
Current portion of long-term debt	35,750
Long-term debt	5,008,469
Less: Cash and cash equivalents - operational	405,776
Net Debt	4,638,443

For additional information about The Stars Group’s non-IFRS measures, see the Q3 2019 MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, and certain financial items relating to the full year 2019 results. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group and its customers, partners, suppliers and industries in which it operates or may operate in the future. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions, dispositions, mergers or other business combinations, such as the potential combination with Flutter, or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; the risk that the potential combination with Flutter may not complete on the anticipated terms and timing, if at all, or a condition to completing the potential combination may not be satisfied; the ability to obtain the required regulatory approvals with respect to the potential combination with Flutter, or the potential imposition by applicable regulators of conditions to obtain such regulatory approvals that adversely affect the anticipated benefits from the potential combination or cause The Stars Group or Flutter to abandon the same; potential litigation relating to the potential combination with Flutter that could be instituted against The Stars Group and/or its directors; contractual relationships of The Stars Group with FOX Corporation and Sky plc and/or their respective subsidiaries; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions; ability to mitigate foreign exchange and currency risks; legal and regulatory requirements; potential changes to the gaming regulatory framework, including without limitation, those that may impact The Stars Group’s ability to access and operate in certain jurisdictions, whether directly or through arrangements with locally based operators; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; social responsibility concerns and public opinion; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in its most recently filed annual information form, including under the heading “Risk Factors and Uncertainties”, and in its most recently filed management’s discussion and analysis, including under the headings “Caution Regarding Forward-Looking Statements”, “Risk Factors and Uncertainties” and “Non-IFRS Measures, Key Metrics and Other Data”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”,
The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, the re-measurement of contingent consideration, the re-measurement of embedded derivatives, ineffectiveness on cash flow hedges, certain non-recurring tax adjustments and settlements, net earnings (loss) on associate, and certain other items as set out in the reconciliation table under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted(loss) earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 8 in the Q3 2019 Financial Statements. For the three and nine months ended September 30, 2019, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equaled 288,759,876 and 281,853,401, respectively, compared with 269,526,633 and 232,640,294 for the prior year periods, respectively.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the applicable prior year period’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, The Stars Group provides Constant Currency Revenue for the International segment and its applicable lines of operations for the three and nine months ended September 30, 2019, and for the United Kingdom and Australia segments and their applicable lines of operations for the three months ended September 30, 2019. However, it does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments for the nine months ended September 30, 2019 because the Corporation does not yet have full reported comparative periods for these segments as a result of the respective acquisition dates of Sky Betting & Gaming and BetEasy, and with respect to BetEasy, as of June 30, 2018, the Corporation had not yet completed the previously announced migration of the customers of what was formerly the William Hill Australia business onto the BetEasy platform. It does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments because The Stars Group does not yet have full reported comparative periods for these segments as a result of the respective acquisition dates of Sky Betting & Gaming and BetEasy, and with respect to BetEasy, the Corporation had not yet completed the previously announced migration of the former William Hill Australia customers onto the BetEasy platform. The Corporation intends to provide information on the impact of foreign exchange rates for these segments either individually or on a consolidated basis when applicable reported comparative period information is available that the Corporation believes would be reasonably comparable to the current periods as noted above.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments).

Net Debt means total long-term debt less operational cash.

For additional information on certain of The Stars Group’s non-IFRS measures and the reasons why it believes such measures are useful, see above and the Q3 2019 MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs for the International and Australia reporting segments means active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager during the applicable quarterly period. The Stars Group defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QAUs for the United Kingdom reporting segment (which currently includes the Sky Betting & Gaming business operations only) means active unique customers (online and mobile) who have settled a Stake (as defined below) or made a wager on any betting or gaming product within the applicable quarterly period. The Stars Group defines “active unique customer” for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation.

QNY means combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable) for each reporting segment, excluding Other revenue, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period.

Net Deposits for the International segment means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

The Stars Group is also continuing to integrate its recent acquisitions, as applicable, and once complete, The Stars Group may revise or remove currently presented key metrics or report certain additional or other measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the Q3 2019 MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:
Vaughan Lewis
Senior Vice President, Communications
Tel: +1 437-371-5730
ir@starsgroup.com
press@starsgroup.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share and share amounts)	2019	2018	2019	2018
Revenue	622,484	571,983	1,840,486	1,376,386
Cost of revenue (excluding depreciation and amortization)	(166,025)	(129,226)	(502,571)	(293,127)
Gross profit (excluding depreciation and amortization)	456,459	442,757	1,337,915	1,083,259
General and administrative	(335,477)	(267,163)	(871,274)	(671,256)
Sales and marketing	(91,390)	(92,531)	(255,648)	(196,848)
Research and development	(13,258)	(11,862)	(39,167)	(29,023)
Operating income	16,334	71,201	171,826	186,132
(Loss) gain on re-measurement of deferred contingent payment	—	(5,056)	12,713	(8,753)
Gain on re-measurement of embedded derivative	15,400	11,300	50,200	11,300
Unrealized foreign exchange loss on financial instruments associated with financing activities	(5,811)	(300)	(7,151)	(300)
Other net financing charges	(67,853)	(80,604)	(229,248)	(275,618)
Net financing charges	(58,264)	(74,660)	(173,486)	(273,371)
Net earnings from associates	—	—	—	1,068
Loss before income taxes	(41,930)	(3,459)	(1,660)	(86,171)
Income tax (expense) recovery	(9,785)	13,189	(17,768)	15,438
Net (loss) earnings	(51,715)	9,730	(19,428)	(70,733)
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.	(51,299)	15,127	(18,629)	(63,067)
Non-controlling interest	(416)	(5,397)	(799)	(7,666)
Net (loss) earnings	(51,715)	9,730	(19,428)	(70,733)
(Loss) earnings per Common Share (U.S. dollars)
Basic	($0.18)	$0.06	($0.07)	($0.34)
Diluted	($0.18)	$0.06	($0.07)	($0.34)
Weighted average Common Shares outstanding (thousands)
Basic	287,944	257,322	281,061	186,517
Diluted	287,944	269,527	281,061	186,517

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at September 30,	As at December 31,
In thousands of U.S. Dollars	2019	2018
ASSETS
Current assets
Cash and cash equivalents - operational	405,776	392,853
Cash and cash equivalents - customer deposits	309,674	328,223
Total cash and cash equivalents	715,450	721,076
Restricted cash advances and collateral	8,876	10,819
Prepaid expenses and other current assets	70,716	43,945
Current investments - customer deposits	102,892	103,153
Accounts receivable	103,925	136,347
Income tax receivable	38,850	26,085
Total current assets	1,040,709	1,041,425
Non-current assets
Restricted cash advances and collateral	10,451	10,630
Prepaid expenses and other non-current assets	29,933	32,760
Non-current accounts receivable	15,100	14,906
Property and equipment	132,262	85,169
Income tax receivable	11,390	15,611
Deferred income taxes	6,500	1,775
Derivatives	149,957	54,583
Intangible assets	4,417,986	4,742,699
Goodwill	5,178,527	5,265,980
Total non-current assets	9,952,106	10,224,113
Total assets	10,992,815	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities	469,638	424,007
Customer deposits	410,422	423,739
Current provisions	59,238	39,189
Derivatives	14,546	16,493
Income tax payable	48,193	72,796
Current portion of lease liability	19,341	—
Current portion of long-term debt	35,750	35,750
Total current liabilities	1,057,128	1,011,974
Non-current liabilities
Lease liability	36,938	—
Long-term debt	5,008,469	5,411,208
Long-term provisions	7,408	4,002
Derivatives	41,376	6,068
Other long-term liabilities	402	79,716
Income tax payable	13,722	18,473
Deferred income taxes	545,339	580,697
Total non-current liabilities	5,653,654	6,100,164
Total liabilities	6,710,782	7,112,138
EQUITY
Share capital	4,356,753	4,116,287
Reserves	(561,368)	(469,629)
Retained earnings	484,132	502,761
Equity attributable to the Shareholders of The Stars Group Inc.	4,279,517	4,149,419
Non-controlling interest	2,516	3,981
Total equity	4,282,033	4,153,400
Total liabilities and equity	10,992,815	11,265,538

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018
Operating activities
Net loss	(19,428)	(70,733)
Add (deduct):
Income tax expense (recovery) recognized in net loss	17,768	(15,438)
Net financing charges	173,486	273,371
Depreciation and amortization	323,965	182,781
Stock-based compensation	13,511	8,802
Unrealized loss on foreign exchange	4,633	58,654
Unrealized (gain) loss on investments	(443)	584
Impairment of intangible assets	2,787	4,901
Net earnings from associates	—	(1,068)
Realized (gain) loss on current investments and promissory note	(578)	420
Income taxes paid	(61,757)	(27,182)
Changes in non-cash operating elements of working capital	21,143	(49,805)
Customer deposit liability movement	(762)	12,349
Other	6,160	(8,329)
Net cash inflows from operating activities	480,485	369,307
Investing activities
Acquisition of subsidiaries, net of cash acquired	—	(1,865,262)
Additions to intangible assets	(21,321)	(16,268)
Additions to property and equipment	(15,851)	(18,791)
Additions to deferred development costs	(59,216)	(32,686)
Net sale of investments utilizing customer deposits	261	18,543
Cash movement from restricted cash	—	35,000
Settlement of minimum revenue guarantee	(675)	—
Net investments in associates	—	1,068
Other	(1,730)	(1,074)
Net cash outflows from investing activities	(98,532)	(1,879,470)
Financing activities
Issuance of Common Shares	235,963	717,250
Transaction costs on issuance of Common Shares	—	(32,312)
Issuance of Common Shares in relation to stock options	1,922	30,572
Redemption of SBG preferred shares	—	(663,407)
Repayment of shareholder loan on acquisition	—	(10,879)
Issuance of long-term debt	—	5,957,976
Repayment of long-term debt	(376,813)	(2,865,456)
Repayment of long-term debt assumed on business combinations	—	(1,079,729)
Transaction costs on long-term debt	—	(36,559)
Settlement of derivatives	—	(125,822)
Repayment of lease liability principal	(12,275)	—
Interest paid	(228,313)	(128,391)
Acquisition of further interest in subsidiaries	—	(48,240)
Capital contribution from the holders of non-controlling interest	—	12,060
Proceeds on loan issued to the holders of non-controlling interest	4,894	31,730
Net cash (outflows) inflows from financing activities	(374,622)	1,758,793
Increase in cash and cash equivalents	7,331	248,630
Unrealized foreign exchange difference on cash and cash equivalents	(12,957)	(12,292)
Cash and cash equivalents – beginning of period	721,076	510,323
Cash and cash equivalents – end of period	715,450	746,661